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Jeffrey S. Beyersdorfer	Gary Hanson
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WESTERN REFINING TO PARTICIPATE IN UPCOMING INVESTOR CONFERENCES

EL PASO, Texas - January 7, 2014 - Western Refining, Inc. (NYSE:WNR) announced today that Company management will participate in the Goldman Sachs Global Energy Conference 2014, in Miami, on Wednesday, January 8, 2014, and the Deutsche Bank US Independent Refiners Conference in Boston, on Thursday, January 9, 2014. The meeting materials will be available beginning Wednesday, January 8, 2014, on the Investor Relations section of Western Refining’s website at www.wnr.com and will remain available on www.wnr.com in accordance with the Company’s investor presentation archive policy.

About Western Refining
Western Refining, Inc. is an independent refining and marketing company headquartered in El Paso, Texas. The refining segment operates refineries in El Paso, and Gallup, New Mexico. The Wholesale segment includes a fleet of crude oil and finished product truck transports, and wholesale petroleum products operations in Arizona, California, Colorado, Georgia, Maryland, Nevada, New Mexico, Texas, and Virginia. The retail segment includes retail service stations and convenience stores in Arizona, Colorado, New Mexico, and Texas.

Western Refining, Inc. owns the general partner and approximately 65% of the limited partnership interest of Western Refining Logistics, LP (NYSE:WNRL). Western Refining, Inc. also owns the general partner and approximately 39% of the limited partnership interest in Northern Tier Energy LP (NYSE:NTI).

More information about the Western Refining is available at www.wnr.com.